Exhibit (a)(7)

April 22, 2005

To Our Stockholders:

     On March 25, 2005, we sent you the Offer to Purchase and related materials regarding NewCal Corporation’s offer to purchase all the common shares of Calprop Corporation at a cash price of $0.65 per share, net to selling stockholders. NewCal Corporation has informed us that it has received tenders of sufficient shares to satisfy the Minimum Conditions stated in its offer and to permit the merger of NewCal into Calprop as described in its Offer to Purchase. The tender offer, which is subject to the conditions set forth in the Offer to Purchase dated March 25, 2005, as amended April 22, 2005 and enclosed with this letter, was originally scheduled to expire on April 21, 2005. However, NewCal Corporation has amended its tender offer documents, to make the following changes:

•	To extend the Expiration Date of the Offer until midnight, New York City time, on May 19, 2005 to enable all stockholders to tender their Calprop stock; and

•	To provide additional information regarding Calprop and the terms and conditions of the Offer, at the request of the Securities and Exchange Commission, which additional information does not modify the price to be paid for Calprop stock or any of the other principal terms and conditions set forth in the original Offer to Purchase dated March 25, 2005.

     If the tender offer is successful, NewCal will merge into Calprop in a transaction in which cash will be paid for any remaining publicly held shares of Calprop common stock that are not tendered in the tender offer at the same cash price as that paid in the tender offer. These transactions are intended to result in Calprop becoming a privately-held company.

     We have approved NewCal Corporation’s Offer and recommend that all Calprop stockholders tender their shares. We urge you to consider carefully the information contained in NewCal Corporation’s amended and restated Offer to Purchase and to determine promptly whether you wish to accept the tender offer and tender your shares of Calprop common stock. If you decide to tender your shares, you should follow the instructions in the enclosed materials and submit your shares, or make arrangements with your broker or other nominee to

Calprop Corporation,	13160 Mindanao Way, Suite 180,	Marina Del Rey, CA 90292	(310) 306-4314	FAX (310) 301-0435

do so, in a sufficient time prior to the May 19, 2005 expiration date of NewCal’s offer to enable your shares to be received and accepted for payment prior to that date.

The Board of Directors